DLA Piper LLP (US)
1000 Louisiana Street, Suite 2800
Houston, Texas 77002-5005
www.dlapiper.com

Frank Wu
frank.wu@dlapiper.com
T 713.425.8446
F 713.300.6046

CONFIDENTIAL TREATMENT REQUESTED

BY APPLIED OPTOELECTRONICS, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF  IDENTIFICATION.

August 15, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso
Tom Jones
Praveen Kartholy
Gary Todd

Re:	Applied Optoelectronics, Inc.
Registration Statement on Form S-1
File No. 333-190591
Option Pricing Review

Ladies and Gentlemen:

We are submitting this letter on behalf of Applied Optoelectronics, Inc. (the “Company”) in connection with the review by the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-190591) filed on August 13, 2013 (the “Registration Statement”).  Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

The purposes of this letter are (i) to provide an update to the Staff regarding offering timing considerations and (ii) to notify the Staff of the price range to be included on the cover of the Company’s preliminary prospectus. The Company is providing this letter and analysis so that the Staff may complete its review of the Company’s option pricing and fair value determinations as addressed by the Staff’s comment letters.

Anticipated Reverse Stock Split

As of June 30, 2013, the date of the most recent financial statements included in the Registration Statement, the Company had a total of 269,816,365 shares of common stock outstanding on a pro forma basis, including outstanding shares of preferred stock that will automatically convert into common stock upon the proposed offering (collectively, the “Pre-Split Shares”). All references to outstanding shares, warrants, options and prices per share in the Registration Statement currently reflect Pre-Split Shares. The Company expects to undertake a reverse split of its Pre-Split Shares on a 30:1 basis, which will cause the Pre-Split Shares to be consolidated into 8,993,879 shares on a post-split basis (“Post-Split Shares”).

Anticipated Price Range

Using the most relevant market data and the analysis provided by the Company’s investment bankers to the Company’s board of directors (the “Board”), the Company currently anticipates the price range on the cover of the preliminary prospectus to be between [****] and [****] per share on a post-split basis, or [****] to [****] per share on a pre-split basis.  The Company is providing pre-split and post-split share and price per share calculations in this letter to permit comparisons to the most recently filed Registration Statement.

Timing Considerations

The Company advises the Staff that it anticipates printing its preliminary prospectus on September 5, 2013, and commencing its road show on September 6, with a target pricing date of September 18, 2013. To achieve this schedule, the Company respectfully requests that the Staff provide the Company with an assessment of the Company’s option pricing and fair value determinations on or prior to August 23, 2013.  The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

Previously Provided Information

The section captioned “Stock-based compensation expense” on pages 73 through 76 of the Registration Statement includes a detailed description of (i) the Company’s approach to accounting for stock-based compensation, (ii) the methodology used by the Company to determine the fair value of its common stock on dates when stock options were granted by the Board and (iii) the primary valuation factors considered by the Board in determining the fair value of the Company’s common stock. As described in the Registration Statement, the Company engaged an independent appraisal firm, Adams Capital, Inc. (“Adams”), to perform valuation studies to assist the Board in determining the fair value of the Company’s common stock for financial reporting and stock option pricing purposes. Adams provided reports estimating the fair value of the Company’s common stock as of March 31, 2009, December 31, 2012 and March 31, 2013. The bases for determining fair value used by the Board and Adams have been described in the Company’s Registration Statement and in the Company’s responses to the Staff’s comment letters with respect to the draft registration statements previously confidentially submitted by the Company.

Grants of Options on January 18, 2013 and April 12, 2013

The Board granted options to purchase 10,037,000 Pre-Split Shares and 106,200 Pre-Split Shares on January 18, 2013 and April 12, 2013, respectively, at exercise prices of $0.25 and $0.30 per share, respectively, based in part on independent appraisal valuations of the Company’s common stock as of December 31, 2012 and March 31, 2013.  These stock options represent options to purchase 334,566 and 3,540 Post-Split Shares, respectively, at post-split exercise prices of $7.50 and $9.00 per share, respectively.

The independent appraisal firm retained by the Company utilized the Probability Weighted Expected Return Method (“PWERM”), which is described in more detail on page 73 of the Registration Statement. Since the Company was contemplating the possibility of an initial public offering at that time, the appraisal firm utilized the PWERM for equity allocation, considered more appropriate than the Option-Pricing Method or Current Value Method. The PWERM estimates the value of common stock based upon an analysis of future values for the enterprise assuming various future outcomes. The concluded share value is based on the probability weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise as well as the claims of each share class on the Company’s equity value.  The three possible outcomes the independent appraisal firm considered for the Company are an initial public offering, a sale or merger, and continuing operations as a private company. In estimating the fair value for the Company’s common stock, the independent appraisal firm employed the income approach (the discounted cash flow method) and the market approach (the guideline public company method and the similar transactions method).  Both approaches capture the total value of the Company’s operations, including any goodwill or intangible value that may be present. Based upon the independent appraisal firm’s analyses, and the facts and circumstances as of the valuation date, the fair value of the Company’s common stock was estimated by the appraisal firm to be $0.25 per share on a pre-split basis ($7.50 post-split) as of December 31, 2012 and $0.27 per share on a pre-split basis ($8.10 post-split) as of March 31, 2013. The increase in the fair value of the Company’s common stock between December 31, 2012 and March 31, 2013 was primarily driven by the higher probability given to the initial public offering scenario, which yielded a higher common stock price.  In particular, based on the Company’s confidential submission of its draft registration statement on April 4, 2013, the independent appraisal increased the probability of an initial public offering from 60.0%, as reflected in the December 31, 2012 valuation to 75.0% as reflected in the March 31, 2013 valuation.

In granting stock options on January 18, 2013 at $0.25 per share on a pre-split basis ($7.50 post-split), the primary valuation factors considered by the Board were:

•                  the valuation by the independent appraisal firm of the Company’s common stock at a price of $0.25 per share on a pre-split basis ($7.50 post-split) as of December 31, 2012, which was determined using the PWERM;

•                  an enterprise value of $80.2 million as of December 31, 2012, which was determined using the PWERM;

•                  a discount rate of 24.0%, based on the Company’s estimated weighted average cost of capital;

•                  a lack of marketability discount of 30.0%;

•                  liquidity event scenario probabilities of 60.0% for an initial public offering (applying an enterprise value of approximately $111.6 million on a non-discounted basis for an initial public offering occurring within 6 months), 20.0% for a sale or merger and 20.0% for continuing as a private company—these probabilities used a 40.0% probability of an initial public offering occurring by June 2013, a 40.0% probability of an initial public offering occurring between June 2013 and September 2013 and a 20.0% probability of an initial public offering occurring between September and December 2013, and were based on a sale or merger occurring within three years;

•                  the price per share at which the Company had sold shares of its Series G preferred stock; and

•                  management’s expectations that the Company would achieve forecasted revenue for the quarter ended March 31, 2013.

In granting options on April 12, 2013 at $0.30 per share on a pre-split basis ($9.00 post-split), the primary valuation factors considered by the Board were:

•                  the valuation by the independent appraisal firm of the Company’s common stock at a price of $0.27 per share on a pre-split basis ($8.10 post-split) as of March 31, 2013;

•                  the valuation that had been performed by a third party appraisal firm providing for an enterprise value of $91.5 million as of March 31, 2013, which was determined using the PWERM;

•                  a discount rate of 23.0%, based on the Company’s estimated weighted average cost of capital;

•                  a lack of marketability discount of 30.0%;

•                  liquidity event scenario probabilities of 75.0% for an initial public offering (applying an enterprise value of approximately $110.3 million on a non-discounted basis for an initial public offering occurring within 6 months), 20.0% for a sale or merger and 5.0% for continuing as a private company—these probabilities used a 45.0% probability of an initial public offering occurring by September 2013, a 45.0% probability of an initial public offering occurring between September and December 2013, and a 10.0% probability of an initial public offering occurring between December 2013 and March 2014, and were based on a sale or merger occurring within three years;

•                  the valuation and analysis performed as of December 31, 2012 and subsequent stock grants in January of 2013; and

•                  the results achieved for the quarter ended March 31, 2013 and the likelihood that the Company would attain its goals for the remainder of 2013.

Increase in Value From Most Recent Option Grant to the Anticipated IPO Price

In connection with its efforts to evaluate whether to pursue an initial public offering in the third quarter of 2013, during the week of August 12, 2013, the Company requested that representatives of the managing underwriters provide the Company with an estimated valuation range.  Representatives of the underwriters performed market analysis and indicated to the Company that they could expect a price range between [****] to [****] per share (pre-split) or [****] to [****] per share (post-split). Therefore, the Company expects to provide a dollar price range on the cover of the preliminary prospectus within this range, to be included in a pre-effective amendment to the Registration Statement. This assumes many factors, including that market conditions present today are present at pricing, and that the offering closes on or before September 30, 2013.  The actual pricing of the initial public offering may fluctuate inside, within or outside of this range based on then current market conditions.

The Company believes the projected increase in the Company’s determination of fair value on April 12, 2013 and the anticipated price range to be included on the cover of the preliminary prospectus results primarily from the following factors:

•                  Increase in Comparable Company Valuations. The Company and its investment bankers identified comparable companies within the optical products market that the investment bankers believe represent appropriate valuation metrics. Notably, those comparable companies remained relatively flat during the Q1 and Q2 of 2013, but then took a rather significant upturn thereafter. As an illustration, Finisar’s stock performance is provided in graphic form below:

The following table shows the change in stock price and forward P/E from April 12, 2013 to August 12, 2013 for the group of companies that the Company considers relevant to its valuation since April 12, 2013 (being the most recent date on which the Company issued stock options).

		April 12, 2013		August 12, 2013		Stock Price		P/E
Trading Symbol	Company Name	Stock Price	P/E	Stock Price	P/E	Change $	Change %	Change #	Change %
JDSU	JDS Uniphase Corp	$13.98	14.2x	$14.80	17.1x	$0.82	5.9%	2.9x	20.7%
FNSR	Finisar Corp	$14.13	12.0x	$21.77	16.0x	$7.64	54.1%	4.0x	33.4%
OPLK	Oplink Comm	$16.33	NA	$21.69	18.6x	$5.36	32.8%	NA	NA
AFOP	Alliance Fiber Optic Products	$13.62	11.5x	$31.92	16.4x	$18.30	134.4%	4.8x	41.8%
CIEN	Ciena Corp	$16.36	17.3x	$22.35	21.3x	$5.99	36.6%	4.0x	22.9%

Source:  FactSet

This increase in stock price and forward valuation occurred over a short period of time and is providing a corresponding increase in the Company’s anticipated valuation in its initial public offering.

•                  IPO Scenario Probability.  The Board and the Adams valuation reports, when applying the PWERM for the December 31, 2012 and March 31, 2013 valuations, assumed that there was a 60.0% and 75.0% probability, respectively, of an initial public offering occurring by September, 2013.  The anticipated price range to be used in the preliminary prospectus assumes the successful completion of a public offering (i.e., 100.0% probability), resulting in an increased common stock valuation compared to the prior valuations.

•                  Enhanced Liquidity and Marketability of the Company’s Stock.  The valuation of the Company’s common stock as determined by the Board in January 2013 and April 2013 reflected the illiquidity of the Company’s common stock on that date and the uncertainty of the Company’s initial public offering. The valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus will assume a successful offering and represents an estimate of the fair value of the unrestricted, freely tradeable stock that would be sold in the public offering market without liquidity and marketability discounts. The prior valuations assume a 30.0% discount for lack of marketability. Removal of this discount because of an initial public offering would increase the overall valuation, all other factors being equal.

•                  Conversion of Preferred Stock.  The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock.  In particular, holders of the Company’s preferred stock are entitled to receive liquidation preferences prior to payments to holders of its common stock.  The holders of the Company’s preferred stock also have anti-dilution protection under certain circumstances and special voting rights. It is anticipated that the Company’s preferred stock will automatically convert to common stock upon completion of the proposed initial public offering, and the anticipated price range assumes the conversion of its preferred stock into common stock, removing these preferences and anti-dilution restrictions. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in an increased common stock valuation.

Conclusion

The Company believes that the actions taken by its Board to estimate the fair value of the Company’s common stock complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment) and the regulations regarding the granting of stock options to employees in the United States as “incentive stock options” under the Company’s stock option plans, and the Internal Revenue Code of 1986, as amended.  The Company further believes that the fair values determined by its Board for the common stock applicable to each stock option grant are appropriate and demonstrate the good faith efforts of the Board to consider all relevant factors in determining fair value at each valuation date.

Please direct any questions or comments regarding this letter to the undersigned by telephone to (713) 425-8446 or by email to frank.wu@dlapiper.com.

Sincerely,
DLA Piper LLP (US)

/s/ Frank Wu
Frank Wu
Partner

cc:	Chi-Hsiang (Thompson) Lin, Applied Optoelectronics, Inc.
James L. Dunn, Jr., Applied Optoelectronics, Inc.
David Kuo, Applied Optoelectronics, Inc.
Philip Russell, DLA Piper LLP (US)
Robert Suffoletta, Wilson Sonsini Goodrich & Rosati, P.C.